Exhibit 11.1

CONSENT

We hereby consent to the inclusion in this Offering Statement on Form 1-A of our report dated March 29, 2023, except for the subsequent event described in Notes 5 and 9 of the financial statements, as to which the date is January 23, 2024, with respect to the balance sheets of Fanbase Social Media Inc. as of December 31, 2022 and 2021 and the related statements of operations, stock holders’ equity/deficit and cash flows for the years ended December 31, 2022 and 2021 and the related notes to the financial statements, which report appears in the Offering Circular that is a part of this Offering Statement.

SetApart FS

February 20, 2024

Los Angeles, California